DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, Colorado 80503
(303) 684-4000
May 11, 2009
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	DigitalGlobe, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-150235)
Ladies and Gentlemen:
     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), we respectfully request that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-1 (File No. 333-150235) be accelerated by the Securities and Exchange Commission (the “Commission”) to 2:00 p.m., Eastern Time, on May 13, 2009, or as soon thereafter as practicable.
     The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Company has taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who it is reasonably anticipated will be invited to participate in the distribution of the securities to be offered or sold.
     The Company acknowledges that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of such effectiveness by a telephone call to Courtney A. Dinsmore of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3766 or Richard B. Aftanas at (212) 735-4112 and that such effectiveness also be confirmed in writing.

Very truly yours, DIGITALGLOBE, INC.
By:	/s/ Yancey L. Spruill
	Name:	Yancey L. Spruill
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Richard B. Aftanas, Esq.
Courtney A. Dinsmore, Esq.

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